Exhibit 99.1

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations

& Corporate Communications

 (905) 286-3000

For Immediate Release:

BIOVAIL ANNOUNCES ACQUISITION OF

WORLDWIDE RIGHTS TO TETRABENAZINE

Transaction Directly Aligned with Specialty CNS Strategy;

Immediately Accretive To Revenues, Margins & Cash Flows

TORONTO, Canada, May 18, 2009 — Biovail Corporation (NYSE:BVF) (TSX:BVF) today announced a wholly owned subsidiary has entered into a definitive agreement to acquire worldwide development and commercialization rights to the entire portfolio of tetrabenazine products, including Xenazine®/Nitoman® (tetrabenazine tablets), and the associated intellectual property rights held by Cambridge Laboratories (Ireland) Ltd and its affiliates. The transaction is anticipated to close within 90 days, subject to customary closing conditions. In November 2008, Xenazine was launched in the United States, where it has orphan drug status through August 2015 for the treatment of chorea associated with Huntington’s disease. In Canada, Nitoman has been available since 1996 and is indicated for a number of hyperkinetic movement disorders, including Huntington’s chorea, Tourette Syndrome and tardive dyskinesia. Tetrabenazine is marketed through distribution agreements in a number of countries, including Australia, Denmark, France, Germany, Ireland, Israel, Italy, New Zealand, Portugal, Spain, Switzerland and the United Kingdom, with license applications pending in several European territories.

“This acquisition will be immediately accretive to revenues, margins and operating cash flows, and is anticipated to be moderately accretive to GAAP earnings per share in 2010. The transaction represents another solid step in our transformation to a leading specialty CNS company,” said Bill Wells, Chief Executive Officer of Biovail. “Xenazine is showing strong commercial success in the U.S. in treating chorea associated with Huntington’s disease. By acquiring these worldwide rights, we believe we will be able to maximize the value of this asset in the near term for shareholders. In addition, the acquisition further expands our specialty CNS pipeline, which bolsters our long-term revenue growth outlook.”

Under the terms of the agreement, Biovail will make a payment of $200 million upon closing of the transaction and will pay an additional $30 million in two tranches over the subsequent 24 months to acquire these worldwide development, manufacturing, and commercialization rights to the tetrabenazine product portfolio. This includes a controlled-release formulation of tetrabenazine in development for Tourette Syndrome (BVF-018), as well as a tetrabenazine-derived new chemical entity (NCE), RUS350 — a next-generation molecule that may enter Phase 2 clinical development in the next 12 months.

In addition, Biovail will obtain a broad range of intellectual property for the product portfolio, including issued and pending patents. The agreement enables Biovail to capture the gross margin earned by Cambridge on its supply of product for the US and Canadian markets. Biovail will assume a royalty obligation to a third party.

Tetrabenazine tablets in Canada are marketed under the Nitoman brand name by the Biovail Pharmaceuticals Canada sales force. In the United States, Biovail supplies Xenazine tablets to its commercialization partner for a variable percentage of the product’s annual net sales. For net sales up to $125 million, Biovail’s supply price is 72% of net sales. Beyond $125 million, Biovail’s supply price is 65% of net sales. Upon closing of the transaction, Biovail will earn revenue from the worldwide sales that have been established through Cambridge’s network of marketing partners in approved territories.  Biovail anticipates seeking marketing approval in countries where treatment for chorea associated with Huntington’s disease will be commercially viable.

The transaction is immediately accretive to revenues and margins, and is expected to provide minimal operating cash flows in 2009 and in the range of $23 million to $26 million in 2010.

About Xenazine/Nitoman (tetrabenazine)

Tetrabenazine is a highly selective and reversible centrally-acting dopamine depleting drug that works by inhibiting a molecule known as vesicular monoamine transporter 2 (VMAT2).

Xenazine was approved by the FDA on August 15, 2008, for the treatment of chorea associated with Huntington’s disease, based on the results of a double-blind, placebo-controlled, Phase 3 study that found Xenazine significantly reduced patients’ chorea burden, improved global outcome scores, and was generally safe and well tolerated. Additional post-marketing preclinical studies further elucidating the safety profile of the product are being conducted. Tetrabenazine has been available in Europe for more than 30 years and in Canada since 1996. Full prescribing information is available on the Investor Relations page of Biovail’s website at www.biovail.com.

About Huntington’s Disease

Affecting an estimated 25,000 Americans, Huntington’s disease is a devastating neurodegenerative disease that causes progressive movement disorders, cognitive dysfunction and behavioral changes and is ultimately a fatal condition. Chorea is the most common symptom, affecting approximately 90% of Huntington’s disease patients, and is characterized by excessive, involuntary and repetitive movements, which are the most visible and dangerous manifestations of Huntington’s disease and interfere with patients’ abilities to perform activities of daily living, including dressing, bathing and caring for themselves. For more information about Huntington’s disease, please visit http://www.hdfoundation.org or http://www.hdsa.org.

Important Safety Information

The most frequent adverse events reported with Xenazine include sedation/somnolence, fatigue, insomnia, depression, akathisia and nausea. Xenazine can increase the risk of depression and suicidal thoughts and behavior (suicidality) in patients with Huntington’s disease and the drug is therefore contraindicated in patients who are actively suicidal, and in patients with untreated or inadequately treated depression. Xenazine is also contraindicated in patients with impaired hepatic function and in patients taking monoamine oxidase inhibitors or reserpine. Xenazine was approved with a required Risk Evaluation and Mitigation Strategy (REMS) to ensure that the benefits of the drug outweigh its risks, particularly the risks of depression and suicidal thoughts and actions. REMS is a strategy to manage a known or potential serious risk associated with a drug or biological product.

Caution Regarding Forward-Looking Information and “Safe Harbor” Statement

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information under applicable Canadian provincial securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, our objectives, goals, targets, strategies, intentions, plans, beliefs, estimates and outlook, including, without limitation, statements concerning the terms of the transaction, including the terms for such supply and promotion, anticipated clinical development and the anticipated impact of the transaction on our revenues, margins, earnings per share and cash flows, and can generally be identified by the use of words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the satisfaction of certain closing conditions by the parties to the transaction, acceptance and demand for pharmaceutical products, the impact of competitive products and pricing, uncertainties associated with the development, launch and commercialization of new products, reliance on key strategic alliances, contractual disagreements with third parties, availability of raw materials and finished products, the difficulty of predicting the impact of post-marketing studies on U.S. Food and Drug Administration approvals, the regulatory environment generally, consolidated tax rate assumptions, fluctuations in operating results and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators, as well as the Company’s ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this news release, as well as under the heading “Risk Factors” contained in Item 3(D) of Biovail’s most recent Annual Report on
Form 20-F.

The Company cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on Biovail’s forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Biovail undertakes no obligation to update or revise any forward-looking statement.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products. The Company is focused on the development and commercialization of medicines that address unmet medical needs in niche specialty central nervous system (CNS) markets. For more information about Biovail, visit the Company’s web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.